UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
Composite Technology Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

20461S108
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 20461S108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Grandview LLC 04-3724062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,258,216
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,258,216
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,258,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 20461S108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,787,880
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,787,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,787,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 20461S108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,408,194
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,408,194
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,408,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 20461S108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,454,290
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,454,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,454,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 20461S108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 14,454,290
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 14,454,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,454,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends the Schedule 13D filed on July 17, 2007 (the "Schedule 13D") by the Reporting Persons relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Composite Technology Corporation, a Nevada corporation (the "Issuer").

   Amendment No. 1 to Schedule 13D (i) amends and restates Item 3 and Item 5 and (ii) reflects a material change in the number of shares beneficially owned by certain Reporting Persons and the percentage of class represented by such ownership since the filing of the Schedule 13D for each Reporting Person. Except for the above-referenced amendments, Amendment No. 1 to Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Composite Technology Corporation. The address of the Issuer’s offices is 2026 McGaw Avenue, Irvine, California 92614. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.001 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Grandview LLC, a Delaware limited liability company ("Grandview"), Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco LLC, a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership), ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the manager of Grandview and Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Grandview, Millennium Partners and Millenco, as the case may be. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Grandview, Millennium Partners or Millenco, as the case may be.

   The business address for Grandview, Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Pursuant to the securities purchase agreement dated February 12, 2007 between the Issuer and the purchasers named therein (including Grandview), ("February 2007 Securities Purchase Agreement"), Grandview paid $5,000,000 for an 8% senior convertible debenture in the original principal amount of $5,000,000, due January 31, 2010 ("Senior Convertible Debenture"). In connection with the February 2007 Securities Purchase Agreement, Grandview was also issued a warrant to purchase 2,403,847 shares of Common Stock ("February 2007 Warrant"). Pursuant to the securities purchase agreement dated June 11, 2007 ("June 2007 Securities Purchase Agreement") between the Issuer and the purchasers named therein (including Millennium Partners), Millennium Partners acquired 3,030,304 units ("Units"), at $0.99 per Unit, for total consideration of $3,000,000. Each Unit consists of one share of Common Stock and one-quarter of a warrant to purchase Common Stock ("June 2007 Warrant"). The amount of funds used to purchase the remaining shares of Common Stock, beneficially owned by Millenco, in the transactions giving rise to this Schedule 13D was approximately $5,404,700 (excluding brokerage commissions), by account. Grandview, Millennium Partners, and Millenco effect purchases of securities primarily through margin accounts maintained for Grandview, Millennium Partners, and Millenco with prime brokers, which may extend margin credit to Grandview, Millennium Partners, and Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof:

(i)  Grandview may be deemed to be the beneficial owner of an aggregate of 7,258,216 shares of Common Stock (4,854,369 shares of Common Stock currently issuable to Grandview upon conversion of the Senior Convertible Note and 2,403,847 shares of Common Stock currently issuable to Grandview upon exercise of the February 2007 Warrant);

(ii)  Millennium Partners may be deemed to be the beneficial owner of an aggregate of 3,787,880 shares of Common Stock (3,030,304 shares of Common Stock and 757,576 shares of Common Stock issuable upon exercise of the June 2007 Warrant); and

(iii)  Millenco, may be deemed to be the beneficial owner of 3,408,194 shares of Common Stock.

   Millennium Management, as the managing partner of Millennium Partners and the manager of both Grandview and Millenco, may be deemed to have voting control and investment discretion over securities owned by Grandview, Millennium Partners and Millenco, as the case may be.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the shares of Common Stock beneficially owned by Grandview, Millennium Partners or Millenco, as the case may be.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Grandview, Millennium Partners or Millenco.

   (b)  Grandview may be deemed to hold shared power to vote and to dispose of the 7,258,216 shares of Common Stock described in (a) above. Millennium Partners may be deemed to hold shared power to vote and to dispose of the 3,787,880 shares of Common Stock described in (a) above. Millenco may be deemed to hold shared power to vote and to dispose of the 3,408,194 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 14,454,290 shares of Common Stock described in (a) above, which represents approximately 6.3% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of approximately 221,674,673 shares of Common Stock outstanding as of September 17, 2007 consisting of: (i) 215,390,723 shares of the Issuer’s Common Stock outstanding as of August 6, 2007 as reported in the Issuer’s Quarterly Report on Form 10-Q, dated August 19, 2007 plus (ii) 2,875,716 shares of the Issuer’s Common Stock that were issued between August 14, 2007 and August 17, 2007 upon conversion of $4,026,000 of principal of convertible debentures as per the Issuer’s Form 8-K, dated August 20, 2007 plus (iii) 1,201,923 shares of Common Stock that were issued on September 4, 2007 upon the exercise of Warrants and 2,206,311 shares of Common Stock that were issued between September 13, 2007 and September 17, 2007 upon conversion of $2,272,500 of principal of convertible debentures as disclosed by the Issuer in its Form 8-K, dated September 17, 2007.

   (c)  Transactions in Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock during the past 60 days by the Reporting Persons. All transactions during the past 60 days were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Grandview’s, Millennium Partners’, and Millenco’s prime brokers, such prime brokers are permitted to lend securities in Grandview’s, Millennium Partners’, and Millenco’s accounts (as the case may be) to the extent permitted by debit balances in such account. Grandview, Millennium Partners, and Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Grandview, Millennium Partners, and Millenco (or their prime brokers), may borrow securities to satisfy delivery obligations arising from the applicable entity’s short sales. Millenco may lend securities to third parties and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of September 20, 2007, by and among Grandview, LLC, Millennium Partners, L.P., Millenco LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007

GRANDVIEW LLC By: Millennium Management LLC, its manager
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Composite Technology Corporation, a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 20, 2007

GRANDVIEW LLC By: Millennium Management LLC, its manager
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its managing partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
9/11/2007	(2,000)	1.66
9/11/2007	(1,500)	1.67
9/11/2007	(1,500)	1.67
9/11/2007	(1,000)	1.66
9/11/2007	(1,000)	1.66
9/11/2007	(1,000)	1.66
9/11/2007	(1,000)	1.66
9/11/2007	(1,000)	1.66
9/11/2007	(500)	1.67
9/11/2007	(500)	1.67
9/11/2007	50,000	1.66
9/11/2007	700,000	1.7043
9/11/2007	5,000	1.645
9/11/2007	5,000	1.645
9/11/2007	100	1.7
9/11/2007	4,900	1.7
9/11/2007	5,000	1.7
9/11/2007	5,000	1.7
9/11/2007	5,000	1.7
9/11/2007	15,000	1.7
9/12/2007	50,000	1.75
9/12/2007	451,923	1.7245
9/12/2007	100	1.73
9/12/2007	4,900	1.73
9/12/2007	5,000	1.73
9/13/2007	100	1.71
9/13/2007	1,900	1.7
9/13/2007	3,100	1.7
9/13/2007	4,900	1.71
9/13/2007	5,000	1.72
9/17/2007	2,500	1.85
9/17/2007	2,500	1.85
9/17/2007	100	1.82
9/17/2007	100	1.82
9/17/2007	100	1.82
9/17/2007	100	1.84
9/17/2007	100	1.85
9/17/2007	500	1.79
9/17/2007	500	1.79
9/17/2007	500	1.8
9/17/2007	500	1.82
9/17/2007	500	1.82
9/17/2007	900	1.82
9/17/2007	1,500	1.82
9/17/2007	2,000	1.8
9/17/2007	2,000	1.82
9/17/2007	2,000	1.82
9/17/2007	4,500	1.79
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	5,000	1.82
9/17/2007	6,500	1.84
9/17/2007	16,900	1.82
9/17/2007	17,500	1.82
9/17/2007	24,900	1.84
9/17/2007	25,000	1.83
9/17/2007	29,900	1.82
9/17/2007	43,400	1.85
9/18/2007	500,000	1.83
9/18/2007	100	1.86
9/18/2007	100	1.86
9/18/2007	100	1.86
9/18/2007	100	1.86
9/18/2007	100	1.86
9/18/2007	500	1.81
9/18/2007	800	1.86
9/18/2007	800	1.86
9/18/2007	900	1.86
9/18/2007	1,000	1.86
9/18/2007	1,000	1.86
9/18/2007	2,000	1.86
9/18/2007	2,000	1.86
9/18/2007	9,000	1.81
9/18/2007	17,000	1.86
9/18/2007	24,000	1.86
9/18/2007	38,695	1.81
9/19/2007	100	1.77
9/19/2007	100	1.77
9/19/2007	100	1.79
9/19/2007	100	1.79
9/19/2007	100	1.79
9/19/2007	500	1.79
9/19/2007	500	1.79
9/19/2007	500	1.88
9/19/2007	500	1.88
9/19/2007	500	1.88
9/19/2007	600	1.88
9/19/2007	1,000	1.88
9/19/2007	4,000	1.77
9/19/2007	4,800	1.77
9/19/2007	5,000	1.79
9/19/2007	9,300	1.79
9/19/2007	10,000	1.79
9/19/2007	22,100	1.88
9/19/2007	24,400	1.79
9/19/2007	24,800	1.88

Notes:  All of the above transactions were effected by Millenco LLC in the open market.